Exhibit 99.1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco reports third quarter financial results

•	strong third quarter and year-to-date results – higher revenue, gross profit and net earnings

•	higher sales volumes and average realized prices in our uranium and fuel services segments

•	reconfirmed annual sales guidance

•	at Cigar Lake began jet boring in waste rock

•	we were granted 10-year operating licences at McArthur River, Key Lake and Rabbit Lake

•	delivered our first shipments of Canadian uranium to China under the new Canada-China Nuclear Co-operation Agreement

Saskatoon, Saskatchewan, Canada, October 30, 2013 . . . . . . . . . . . . . . . . .

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the third quarter ended September 30, 2013 in accordance with International Financial Reporting Standards (IFRS).

“Our strong third quarter and year-to-date financial results reflect the strength of our contracting strategy in this lower price environment,” said Tim Gitzel, president and CEO, “providing us with higher average realized prices that are well above the current uranium spot price.

“We’re starting to see some of the cost benefits of the restructuring we undertook earlier in the year and, overall, we are on track to deliver on our outlook, even expecting to realize better results in some areas than previously indicated. We have adapted to the current challenging market conditions and we continue to pursue a growth plan to take advantage of the opportunity we see in the long term.”

HIGHLIGHTS ($ MILLIONS EXCEPT WHERE INDICATED)	THREE MONTHS ENDED SEPTEMBER 30		CHANGE	NINE MONTHS ENDED SEPTEMBER 30		CHANGE
	2013	2012		2013	2012
Revenue	597	296	102%	1,461	1,044	40%
Gross profit	228	85	168%	422	285	48%
Net earnings attributable to equity holders	211	79	167%	254	212	20%
$ per common share (diluted)	0.53	0.20	165%	0.64	0.54	19%
Adjusted net earnings (non-IFRS, see page 4)	208	49	324%	295	200	48%
$ per common share (adjusted and diluted)	0.53	0.12	342%	0.75	0.51	47%
Cash provided by operations (after working capital changes)	136	36	278%	368	293	26%

THIRD QUARTER

Net earnings attributable to equity holders (net earnings) this quarter were $211 million ($0.53 per share diluted) compared to $79 million ($0.20 per share diluted) in the third quarter of 2012. Net earnings were affected by the items noted on the following page.

On an adjusted basis, our earnings this quarter were $208 million ($0.53 per share diluted) compared to $49 million ($0.12 per share diluted) (non-IFRS measure, see page 4) in the third quarter of 2012, mainly due to:

•	higher earnings from our uranium business based on increased sales volumes and higher realized prices related to our contract portfolio and a weaker Canadian dollar

•	lower exploration expenditures

•	partially offset by a higher income tax expense

See Financial results by segment on page 5 for more detailed discussion.

FIRST NINE MONTHS

Net earnings in the first nine months of the year were $254 million ($0.64 per share diluted) compared to $212 million ($0.54 per share diluted) in the first nine months of 2012. Net earnings were affected by the items noted below, partially offset by mark-to-market losses on foreign exchange derivatives.

On an adjusted basis, our earnings for the first nine months of this year were $295 million ($0.75 per share diluted) compared to $200 million ($0.51 per share diluted) (non-IFRS measure, see page 4) for the first nine months of 2012, mainly due to:

•	higher earnings from our uranium and fuel services segments based on higher realized prices and increased sales volumes

•	lower exploration expenses

•	partially offset by lower earnings in the electricity business as a result of lower generation and higher operating costs

See Financial results by segment on page 5 for more detailed discussion.

Uranium market update

The uranium market continues in a state of uncertainty for the present and medium term. Similar to the previous quarter, volumes contracted have remained low as neither buyers nor suppliers are under significant pressure to contract. A general lack of utility demand, combined with inventory overhang from Japan’s idled reactors, as well as operational issues and shutdowns in South Korea and the US, has put further pressure on both spot and long-term uranium prices.

We believe the market will continue in this state until Japanese reactors begin to restart, helping to clear inventories. Progress on this front continues. As of October 29, five utilities had applied to restart 14 reactors, and Japan’s Nuclear Regulatory Authority is currently carrying out evaluations. Over the long term, we believe nuclear will remain an important energy source for the country, both in terms of its economy and meeting its environmental goals.

Adding to the current challenges in the market, production has remained solid, and even increased slightly; however, there have been some deferrals of future projects due to uranium prices insufficient to support new production. The deferrals will not directly impact the near-term market, but could have an effect on the longer term outlook for the uranium industry. Complicating the supply outlook further is the possibility of some projects, primarily driven by sovereign interests, moving forward despite market conditions.

Over the long term, we believe the fundamentals for the industry remain strong. Most notably, China has reaffirmed its substantial growth targets out to 2020, and indicated plans to pursue further growth out to 2030. Their growth is palpable as construction on two more reactors began during the third quarter, bringing the total under construction to 30.

At Cameco, we continue to prepare for the future growth we see for the industry, while also remaining responsive to current market signals and following a strategy that will allow us to remain competitive in challenging environments.

Outlook for 2013

Our outlook reflects our expectations for 2013 and the growth expenditures necessary to help us achieve our strategy. A number of items in our outlook table have changed and we explain each change below. We do not provide an outlook for the items in the table that are marked with a dash.

See Financial results by segment on page 5 for details.

2013 FINANCIAL OUTLOOK

NUKEM is included in the consolidated amounts; Bruce Power Limited Partnership (BPLP) is not included in the consolidated amounts.

	CONSOLIDATED	URANIUM	FUEL SERVICES	NUKEM	ELECTRICITY
Production	—	23.1 million lbs	15 to 16 million kgU	—	—
Sales volume	—	31 to 33 million lbs	Increase 10% to 15%	8 to 10 million lbs U3O8	—
Capacity factor	—	—	—	—	87%
Revenue compared to 2012	Increase 30% to 35%	Increase 5% to 10%[1]	Increase 10% to 15%	$450 to $550 million	Decrease 5% to 10%
NUKEM operating cash flows	—	—	—	$50 to $70 million	—
NUKEM gross profit	—	—	—	3% to 5%	—
Average unit cost of sales (including D&A)	—	Increase 0% to 5%[2]	Increase 0% to 5%	—	Increase 20% to 25%
Direct administration costs compared to 2012[3]	Increase 0% to 5%	—	—	$10 to $12 million	—
Exploration costs compared to 2012	—	Decrease 15% to 20%	—	—	—
Tax rate	Recovery of 15% to 20%	—	—	Expense of 30% to 35%	—
Capital expenditures	$685 million[4]	—	—	—	$80 million (our share)

[1]	Based on a uranium spot price of $34.75 (US) per pound (the Ux spot price as of October 28, 2013), a long-term price indicator of $50.00 (US) per pound (the Ux long-term indicator on September 30, 2013) and an exchange rate of $1.00 (US) for $1.03 (Cdn).
[2]	This increase is based on the unit cost of sale for produced material and committed long-term purchases. If we decide to make discretionary purchases in 2013 then we expect the overall unit cost of product sold to increase further.
[3]	Direct administration costs do not include stock-based compensation expenses or restructuring costs.
[4]	Does not include our share of capital expenditures at BPLP.

In our uranium and fuel services segments, our customers choose when in the year to receive deliveries, so our quarterly delivery patterns, sales volumes and revenue, can vary significantly. We are on track to meet our 2013 sales targets, and therefore, expect to deliver between 11 million and 13 million pounds of uranium in the fourth quarter.

We have decreased our production outlook to 23.1 million pounds U3O8 (previously 23.3 million pounds U3O8) to reflect the removal of Cigar Lake production from our 2013 forecast, and lower expected production from our US operations, partially offset by higher expected production from McArthur River/Key Lake.

We now expect revenues in the uranium segment to increase 5% to 10% over 2012 (previously an increase of up to 5%) mainly due to changes in our outlook for foreign exchange rates. We now expect the value of the US dollar relative to the Canadian dollar to be $1.00 (US) for $1.03 (Cdn), up from our original expectation of $1.00 (US) for $1.00 (Cdn).

In the fuel services segment, we expect an increase in sales volumes of 10% to 15% compared to 2012 (previously a 5% to 10% increase) and a resulting increase in fuel services revenues by 10% to15% (previously a 5% to 10% increase) compared to 2012. We also expect an increase in unit cost of sales of up to 5% (previously a decrease of up to 5%).

The increase to our outlook for uranium and fuel services revenues has an impact on consolidated revenue, which we now expect to increase by 30% to 35% (previously an increase of 25% to 30%) compared to 2012.

In the NUKEM segment, operating cash flows are expected to be between $50 million to $70 million (previously $60 million to $80 million) as a result of a decision to decrease planned sales activities in the current price environment.

We now expect BPLP’s capacity factor for 2013 to be 87% compared to 88% as previously reported. The change in outlook is largely the result of increased outage days this year.

SENSITIVITY ANALYSIS

For the rest of 2013:

•	a change of $5 (US) per pound in both the Ux spot price ($34.75 (US) per pound on October 28, 2013) and the Ux long-term price indicator ($50.00 (US) per pound on September 30, 2013) would change revenue by $14 million and net earnings by $2 million

•	a change of $5/MWh in the electricity spot price would change our 2013 net earnings by $2 million based on the assumption that the spot price will remain below the floor price of $52.34/MWh provided under BPLP’s agreement with the Ontario Power Authority (OPA)

•	a one-cent change in the value of the Canadian dollar versus the US dollar would effectively change revenue by $4 million and adjusted net earnings by $2 million, with a decrease in the value of the Canadian dollar versus the US dollar having a positive impact. This sensitivity is based on an exchange rate of $1.00 (US) for $1.03 (Cdn).

ADJUSTED NET EARNINGS (NON-IFRS MEASURE)

Adjusted net earnings is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a more meaningful way to compare our financial performance from period to period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to better reflect the underlying financial performance for the reporting period. The adjusted earnings measure reflects the matching of the net benefits of our hedging program with the inflows of foreign currencies in the applicable reporting period, and has been adjusted for the NUKEM inventory writedown, as well as losses on our exploration interests.

Adjusted net earnings is non-standard supplemental information and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The table below reconciles adjusted net earnings with our net earnings.

($ MILLIONS)	THREE MONTHS ENDED SEPTEMBER 30		NINE MONTHS ENDED SEPTEMBER 30
	2013	2012	2013	2012
Net earnings attributable to equity holders	211	79	254	212

Adjustments
Adjustments on derivatives[1] (pre-tax)	(41)	(40)	20	(16)
NUKEM inventory writedown	17	—	17	—
Loss on exploration interests	15	—	15	—
Income taxes on adjustments	6	10	(11)	4

Adjusted net earnings	208	49	295	200

[1]	We do not apply hedge accounting for our portfolio of foreign currency forward sales contracts. However, we have adjusted our gains or losses on derivatives to reflect what our earnings would have been had hedge accounting been in place.

Financial results by segment

Uranium

HIGHLIGHTS	THREE MONTHS ENDED SEPTEMBER 30		CHANGE	NINE MONTHS ENDED SEPTEMBER 30		CHANGE
	2013	2012		2013	2012
Production volume (million lbs)	5.8	5.3	9%	16.2	15.4	5%
Sales volume (million lbs)	8.5	5.2	63%	20.1	18.4	9%
Average spot price ($US/lb)	34.75	48.08	(28)%	39.21	50.38	(22)%
Average long-term price ($US/lb)	53.00	60.67	(13)%	55.50	60.67	(9)%
Average realized price
($US/lb)	50.73	45.26	12%	48.72	45.95	6%
($Cdn/lb)	52.59	45.77	15%	49.81	46.41	7%
Average unit cost of sales ($Cdn/lb) (including D&A)	26.19	28.85	(9)%	29.91	31.50	(5)%
Revenue ($ millions)	449	238	89%	1,001	855	17%
Gross profit ($ millions)	226	88	157%	400	275	45%
Gross profit (%)	50	37	35%	40	32	25%

THIRD QUARTER

Production volumes this quarter were 9% higher compared to the third quarter of 2012, due to the rampup of the North Butte satellite operation and higher production at Smith Ranch-Highland, Rabbit Lake, and Inkai. See Operations and development project updates starting on page 10 for more information.

Uranium revenues were up 89% due to a 63% increase in sales volumes and a 15% increase in the Canadian dollar average realized price. The average realized price was higher this quarter than in the third quarter of 2012 due to the mix of contracts and higher US dollar prices under fixed price contracts. In the third quarter of 2013, our realized foreign exchange rate was $1.04 compared to $1.01 in the prior year.

Total cost of sales (including D&A) increased by 49% ($224 million compared to $150 million in 2012). This was mainly the result of a 63% increase in sales volumes, offset by lower unit cost of sales.

Unit cost of produced material sold was lower in the third quarter than the same period in 2012 as a result of increased production, along with a reduction in expenses due to our restructuring activities.

The net effect was a $138 million increase in gross profit for the quarter.

FIRST NINE MONTHS

Production volumes for the first nine months of the year were 5% higher than in the previous year due to the rampup of production from the North Butte satellite operation and higher production from Inkai. See Operations and development project updates starting on page 10 for more information.

For the first nine months of 2013, uranium revenues were up 17% compared to 2012, due to a 9% increase in sales volumes and a 7% increase in the Canadian dollar average realized price.

Our realized prices for the first nine months of 2013 were higher than 2012, mainly due to the mix of contracts and higher US dollar prices under fixed price contracts.

Total cost of sales (including D&A) increased by 4% ($601 million compared to $580 million in 2012). This was mainly the result of a 9% increase in sales volumes, offset by lower unit cost of sales.

The net effect was a $125 million increase in gross profit for the first nine months.

The table on the following page shows the costs of produced and purchased uranium incurred in the reporting periods (which are non-IFRS measures, see the paragraphs below the table). These costs do not include selling costs such as royalties, transportation and commissions, nor do they reflect the impact of opening inventories on our reported cost of sales.

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($/LB)	2013	2012	CHANGE	2013	2012	CHANGE
Produced
Cash cost	17.68	21.11	(16)%	19.66	21.18	(7)%
Non-cash cost	10.63	8.62	23%	9.48	8.01	18%

Total production cost	28.31	29.73	(5)%	29.14	29.19	—

Quantity produced (million lbs)	5.8	5.3	9%	16.2	15.4	5%
Purchased
Cash cost	16.57	26.08	(36)%	23.25	27.04	(14)%
Quantity purchased (million lbs)	3.8	4.6	(17)%	8.7	8.4	4%
Totals
Produced and purchased costs	23.66	28.03	(16)%	27.08	28.43	(5)%
Quantities produced and purchased (million lbs)	9.6	9.9	(3)%	24.9	23.8	5%

Cash cost per pound, non-cash cost per pound and total cost per pound for produced and purchased uranium presented in the above table are non-IFRS measures. These measures do not have a standardized meaning or a consistent basis of calculation under IFRS. We use these measures in our assessment of the performance of our uranium business. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow.

These measures are non-standard supplemental information and should not be considered in isolation or as a substitute for measures of performance prepared according to accounting standards. These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently so you may not be able to make a direct comparison to similar measures presented by other companies.

To facilitate a better understanding of these measures, the following table presents a reconciliation of these measures to our unit cost of sales for the third quarters and the first nine months of 2013 and 2012.

CASH AND TOTAL COST PER POUND RECONCILIATION

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS)	2013	2012	CHANGE	2013	2012	CHANGE
Cost of product sold	198.2	123.7	60%	509.4	489.4	4%
Add / (subtract)
Royalties	(6.2)	(6.7)	(7)%	(38.3)	(64.3)	(40)%
Standby charges	(9.1)	(8.0)	14%	(26.3)	(20.9)	26%
Other selling costs	(0.1)	(0.6)	(83)%	3.4	(2.9)	(217)%
Change in inventories	(17.3)	123.5	(114)%	72.5	152.1	(52)%

Cash operating costs (a)	165.5	231.9	(29)%	520.7	553.4	(6)%
Add / (subtract)
Depreciation and amortization	25.6	26.2	(2)%	91.7	90.8	1%
Change in inventories	36.0	19.4	86%	61.9	32.4	91%

Total operating costs (b)	227.1	277.5	(18)%	674.3	676.6	—

Uranium produced & purchased (millions lbs) (c)	9.6	9.9	(3)%	24.9	23.8	5%
Cash costs ($/lb) (a ÷ c)	17.24	23.42	(26)%	20.91	23.25	(10)%
Total costs ($/lb) (b ÷ c)	23.66	28.03	(16)%	27.08	28.43	(5)%

Fuel services

(includes results for UF6, UO2 and fuel fabrication)

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
HIGHLIGHTS	2013	2012	CHANGE	2013	2012	CHANGE
Production volume (million kgU)	2.6	2.1	24%	12.2	10.9	12%
Sales volume (million kgU)	3.8	3.3	15%	11.1	10.4	7%
Average realized price ($Cdn/kgU)	20.03	17.35	15%	18.63	18.08	3%
Average unit cost of sales ($Cdn/kgU) (including D&A)	16.63	16.74	(1)%	15.58	15.92	(2)%
Revenue ($ millions)	77	58	33%	208	188	11%
Gross profit ($ millions)	13	2	550%	34	22	55%
Gross profit (%)	17	3	467%	16	12	33%

THIRD QUARTER

Total revenue increased by 33% due to a 15% increase in realized price and a 15% increase in sales volumes.

The total cost of sales (including D&A) increased by 14% ($64 million compared to $56 million in the third quarter of 2012) mainly due to a 15% increase in sales volumes and differences in the mix of fuel services products sold.

The net effect was an $11 million increase in gross profit.

FIRST NINE MONTHS

In the first nine months of the year, total revenue increased by 11% due to a 7% increase in sales volumes and a 3% increase in realized price.

The total cost of sales (including D&A) increased by 5% ($174 million compared to $165 million in the third quarter of 2012), mainly due to a 7% increase in sales volume.

The net effect was a $12 million increase in gross profit.

NUKEM

	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
($ MILLIONS EXCEPT WHERE INDICATED)	NUKEM	PURCHASE ACCOUNTING	CONSOLIDATED	NUKEM	PURCHASE ACCOUNTING	CONSOLIDATED
Uranium sales (million lbs)	2.1	—	2.1	5.6	—	5.6
Revenue	92	1	93	283	(7)	276
Cost of product sold (including D&A)	71	29	100	215	60	275
Gross profit (loss)	21	(28)	(7)	68	(67)	1
Net earnings	13	(19)	(6)	40	(46)	(6)
Adjustments on derivatives[1]	1	—	1	(2)	—	(2)
NUKEM inventory writedown	—	11	11	—	11	11
Adjusted net earnings[1]	14	(8)	6	38	(35)	3
Cash provided by operations	(91)	—	(91)	(3)	—	(3)

[1]	Adjustments relate to unrealized gains and losses on foreign currency forward sales contracts (non-IFRS measure, see page 4).

On January 9, 2013, we acquired NUKEM for cash consideration of €107 million ($140 million (US)). We also assumed NUKEM’s net debt, which amounted to about €79 million ($104 million (US)).

In accordance with the terms of the purchase agreement, Cameco paid Advent additional consideration of €6,075,000 ($7,808,000), representing a share of NUKEM’s 2012 earnings. Following discussions with Advent, the earn-out provision has been terminated and there will be no additional payments related to the transaction.

For accounting purposes, the purchase price is allocated to the assets and liabilities acquired based on their fair values as of the acquisition date. The purchase price allocation is provided in the table below. We believe that these values are representative of the transaction; however, it is possible that the final allocation will differ.

Much of the purchase price was related to nuclear fuel inventories and the portfolio of sales and purchase contracts acquired. The amounts attributed to inventory and contracts were based on market values as at the acquisition date. They will be charged to earnings in the period(s) in which related transactions occur. The amount categorized as goodwill reflects the value assigned to the expected future earnings capabilities of the organization. This is the earnings potential that we anticipate will be realized through new business arrangements. Goodwill is not amortized and is tested for impairment at least annually.

PURCHASE PRICE ALLOCATION

$US MILLIONS
Net assets
Working capital	(22)
Inventory	165
Sales, purchase contracts and other intangibles	88
Goodwill	88
Debt	(117)
Deferred taxes	(54)

Net assets acquired	148

Financed by
Cash	140
Additional consideration (earn-out provision)	8

Liabilities and equity	148

THIRD QUARTER

During the third quarter of 2013, NUKEM delivered 2.1 million pounds of uranium. On a consolidated basis, NUKEM contributed $93 million in revenues and reduced gross profit by $7 million. Adjusted net earnings were $6 million (non-IFRS measure, see page 4). NUKEM’s contribution to our earnings is significantly impacted by our purchase price accounting. Excluding the impact of the purchase accounting and the inventory writedown, NUKEM’s adjusted net earnings (non-IFRS measure, see page 4) were $14 million for the quarter. During the quarter, NUKEM’s operating activities used $91 million in cash due to higher-than-usual working capital requirements. Approximately $70 million in cash was required for payment of uranium purchases from prior periods. In addition, the accounts receivable balance increased due to timing of deliveries.

During the quarter, we recorded a charge of $17 million ($11 million net of tax) against the carrying value of NUKEM’s uranium inventories. Uranium to be purchased under contractual fixed price arrangements and inventory on hand at the acquisition date were valued using the spot price at that time. The decline in the spot price in recent months has caused the carrying values of certain quantities to exceed their estimated realizable value by $17 million.

FIRST NINE MONTHS

During the first nine months of 2013, NUKEM delivered 5.6 million pounds of uranium. On a consolidated basis, NUKEM contributed $276 million in revenues and $1 million in gross profit. Adjusted net earnings were $3 million (non-IFRS measure, see page 4). NUKEM’s contribution to our earnings is significantly impacted by our purchase price accounting. Excluding the impact of the purchase accounting, NUKEM’s adjusted net earnings (non-IFRS measure, see page 4) were $38 million for the first nine months. NUKEM’s operating activities required the use of $3 million in cash during the first nine months. While adjusted earnings were positive at the NUKEM level, working capital requirements were substantial. Most notably, uranium inventories increased by about 2 million pounds to the end of September. Cash flows for the fourth quarter are projected to be in the range of $50 million to $70 million due to higher uranium deliveries and a drawdown of uranium inventories.

As noted above, much of the NUKEM purchase price was attributable to inventories and the portfolio of contracts. With respect to nuclear fuel inventories, amounts assigned were based on market values as of the date of acquisition. As these quantities are delivered to NUKEM’s customers, we will adjust the cost of product sold to reflect the values at the acquisition date, regardless of NUKEM’s historic costs.

As of the date of the purchase agreement, had NUKEM’s sales and purchase contracts been settled, it would have realized significant financial benefit. As a result, we paid a premium to acquire the portfolio. Accordingly, a portion of the purchase price has been attributed to the various contracts. In our accounting for NUKEM, we will amortize the amounts assigned to the portfolio in the periods in which NUKEM transacts under the relevant contracts. The net effect is a reduction in reported profit margins relative to NUKEM’s results. We expect the majority of the amount allocated to the contract portfolio will be amortized within two years.

Electricity results

THIRD QUARTER

Total electricity revenue increased 2% this quarter due to a higher realized price. Realized prices reflect spot sales, revenue recognized under BPLP’s agreement with the OPA, and financial contract revenue. BPLP recognized revenue of $204 million this quarter under its agreement with the OPA, compared to $166 million in the third quarter of 2012. Gains on BPLP’s contract activity in the third quarter of 2013 were $20 million, compared to $21 million in the third quarter of 2012.

The capacity factor was 96% this quarter, down from 99% in the third quarter of 2012. There was one unplanned outage day in the quarter, compared to no outage days in the third quarter of 2012.

Operating costs this quarter were $187 million compared to $237 million in 2012 due to an adjustment to supplemental lease charges made in the third quarter of 2013, which occurred in the second quarter in 2012.

The result was $63 million in earnings before taxes (our share) in the third quarter of 2013 compared to $42 million in earnings before taxes in the third quarter of 2012.

BPLP distributed $105 million to the partners in the third quarter. Our share was $33 million. BPLP capital calls to the partners in the third quarter were $12 million. Our share was $4 million. The partners have agreed that BPLP will distribute excess cash monthly, and will make separate cash calls for major capital projects.

FIRST NINE MONTHS

Total electricity revenue for the first nine months decreased 10% compared to 2012 due to lower output and a lower realized price. Realized prices reflect spot sales, revenue recognized under BPLP’s agreement with the OPA, and financial contract revenue. BPLP recognized revenue of $486 million in the first nine months of 2013 under its agreement with the OPA, compared to $575 million in the first nine months of 2012. Gains on BPLP’s contract activity in the first nine months of 2013 were $42 million, compared to $80 million in the same period last year.

The capacity factor was 83% for the first nine months of the year, down from 92% for the same period in 2012. There were 140 planned and 13 unplanned outage days in the first nine months of 2013, compared to 46 planned and 25 unplanned outage days in the first nine months of 2012.

Operating costs were $767 million compared to $709 million in 2012 due to higher maintenance costs incurred primarily as a result of more planned outage days than in 2012.

The result was $62 million in earnings before taxes (our share) in the first nine months of 2013 compared to $112 million in earnings before taxes in the first nine months of 2012.

BPLP distributed $205 million to the partners in the first nine months of 2013. Our share was $65 million. BPLP capital calls to the partners in the first nine months of the year were $27 million. Our share was $9 million. The partners have agreed that BPLP will distribute excess cash monthly, and will make separate cash calls for major capital projects.

Operations and development project updates

Production in our uranium segment this quarter was 0.5 million pounds higher compared to the third quarter of 2012. Production in the first nine months of the year was 0.8 million pounds higher than the same period in 2012.

URANIUM PRODUCTION

CAMECO’S SHARE	THREE MONTHS ENDED SEPTEMBER 30			NINE MONTHS ENDED SEPTEMBER 30
(MILLION LBS)	2013	2012	CHANGE	2013	2012	CHANGE
McArthur River/Key Lake	3.8	3.8	—	10.1	10.1	—
Rabbit Lake	0.4	0.3	33%	2.0	2.1	(5)%
Smith Ranch-Highland	0.5	0.3	67%	1.2	0.8	50%
Crow Butte	0.2	0.2	—	0.5	0.6	(17)%
Inkai	0.9	0.7	29%	2.4	1.8	33%
Total	5.8	5.3	9%	16.2	15.4	5%

OUTLOOK

In October, Talvivaara announced that its liquidity position had weakened more than anticipated and that it was undertaking an assessment of all available funding options to secure its financial flexibility. This announcement has created some uncertainty for us around the timing of production startup and length of the rampup period. We have invested a total of $70 million (US) in the uranium extraction process and construction is about 98% complete. We will monitor the situation very closely to determine if it will impact production startup in 2014 or our 2018 supply target. Our production decisions continue to be driven by profitability and are subject to market conditions.

McArthur River/Key Lake

Production for the quarter and for the first nine months of 2013 was unchanged compared to the same periods last year. We expect our share of production this year to increase to 13.6 million pounds compared to our previous forecast of 13.2 million pounds U3O8.

At McArthur River, we began freezing zone 4 north and plan to begin mining this zone in late 2014.

This quarter, the Canadian Nuclear Safety Commission (CNSC) granted approval for the use of two secondary extraction methods: blasthole stoping and boxhole boring. Test programs for each method were completed in the first half of the year, and shown to be viable, economic options for mining ore on the periphery of the orebody, as well as in smaller, lower grade areas. As a result, we expect that these extraction methods will only be used in those limited situations to complement our primary extraction method of raiseboring.

On October 29, 2013, the CNSC granted a renewal of our McArthur River and Key Lake operating licences. The licence term is from November 1, 2013 to October 31, 2023.

The current collective agreements with unionized employees at McArthur River and Key Lake will expire on December 31, 2013. Bargaining is expected to begin on November 1, 2013. There is risk to production if we are unable to reach an agreement and a work stoppage occurs.

Inkai

Production was 29% higher in the third quarter and 33% higher in the first nine months of 2013 compared to the same periods last year. We have continued to bring on new wellfields to maintain a higher head grade in the wellfield production mix, which has resulted in higher production for the third quarter and first nine months. The higher head grade and other improvements to the extraction processes allow the Inkai operation to produce at its design capacity of 5.2 million pounds per year.

Due to contractor delays at block 3, we now expect to complete construction of the test leach facility and test wellfields, and to begin operating the test wellfields in 2014.

Cigar Lake

On September 9, 2013, we announced that during the commissioning of the underground ore handling facilities, we identified corrective work that needed to be done to ensure the mine would operate at the high level of safety and efficiency we require. The resulting schedule change delayed our target to bring the mine into production in 2013, which we now expect during the first quarter of 2014. Additionally, AREVA has advised us that the basic engineering to address the hydrogen issue in the leaching circuit of the McClean Lake mill has been completed, and work is in progress to finalize schedule and cost estimates. Detailed engineering has started, as well as the procurement of long lead time items. The mill is expected to begin processing Cigar Lake ore by the end of the second quarter of 2014.

As a result, we have removed Cigar Lake production from our 2013 forecast; however, revisions, if any, to the rest of our five-year production forecast will be made as part of our annual reporting for 2013, when further progress on commissioning of the mine and mill has been made.

We continued to make progress at Cigar Lake in the third quarter. Work to install the steel liners and prepare the north and south run-of-mine (ROMs) systems for operation is essentially complete and on schedule for production in the first quarter of 2014. Installation of the remaining underground and surface infrastructure required to begin jet boring in ore is substantially complete. We have begun jet boring in a waste cavity as part of the commissioning process, and commissioning of the underground processing systems is progressing well.

Qualified persons

The technical and scientific information discussed in this document for our material properties (McArthur River/Key Lake, Inkai and Cigar Lake) was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

McArthur River/Key Lake

•	David Bronkhorst, vice-president, Saskatchewan mining south, Cameco

•	Les Yesnik, general manager, Key Lake, Cameco

Cigar Lake

•	Scott Bishop, principal mine engineer, technical services, Cameco

Inkai

•	Ken Gullen, technical director, international, Cameco

CAUTION ABOUT FORWARD-LOOKING INFORMATION

This document includes statements and information about our expectations for the future. When we discuss our strategy, plans, future financial and operating performance, or other things that have not yet taken place, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: anticipate, believe, estimate, expect, plan, will, intend, goal, target, forecast, project, strategy and outlook (see examples below).

•	It represents our current views, and can change significantly.

•	It is based on a number of material assumptions, including those we have listed starting on page 12, which may prove to be incorrect.

•	Actual results and events may be significantly different from what we currently expect, due to the risks associated with our business. We list a number of these material risks on page 12. We recommend you also review our annual information form and our annual, first, second and third quarter MD&A, which include a discussion of other material risks that could cause actual results to differ significantly from our current expectations.

•	Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Examples of forward-looking information in this document

•	the statement that we are on track to deliver on our outlook, even expecting to realize better results in some areas than previously indicated

•	our expectations about 2013 and future global uranium supply and demand, including the discussion under the heading Uranium market update

•	the outlook for each of our operating segments for 2013 and our consolidated outlook for the year

•	our 2018 supply target of 36 million pounds of U3O8

•	our future plans for each of our uranium operating properties and development project

•	our expectation that we will begin mining in the first quarter of 2014 at Cigar Lake with AREVA’s McClean Lake mill processing the first ore at the end of the second quarter of 2014

Material risks

•	actual sales volumes or market prices for any of our products or services are lower than we expect for any reason, including changes in market prices or loss of market share to a competitor

•	we are adversely affected by changes in foreign currency exchange rates, interest rates or tax rates, or we are unsuccessful in our dispute with the Canada Revenue Agency

•	our production costs are higher than planned, or necessary supplies are not available, or not available on commercially reasonable terms

•	our estimates of production, purchases, costs, decommissioning or reclamation expenses, or our tax expense estimates, prove to be inaccurate

•	we are unable to enforce our legal rights under our existing agreements, permits or licences, or are subject to litigation or arbitration that has an adverse outcome

•	there are defects in, or challenges to, title to our properties

•	our mineral reserve and resource estimates are not reliable, or we face unexpected or challenging geological, hydrological or mining conditions

•	we are affected by environmental, safety and regulatory risks, including increased regulatory burdens or delays

•	we cannot obtain or maintain necessary permits or approvals from government authorities

•	we are affected by political risks in a developing country where we operate

•	we are affected by terrorism, sabotage, blockades, civil unrest, social or political activism, accident or a deterioration in political support for, or demand for, nuclear energy
•	we are impacted by changes in the regulation or public perception of the safety of nuclear power plants, which adversely affect the construction of new plants, the relicensing of existing plants and the demand for uranium

•	there are changes to government regulations or policies that adversely affect us, including tax and trade laws and policies

•	our uranium and conversion suppliers fail to fulfill delivery commitments

•	our Cigar Lake development, mining or production plans are delayed or do not succeed, including as a result of any difficulties encountered with the jet boring mining method, processing of the ore, or our inability to acquire any of the required jet boring equipment

•	our McArthur River development, mining or production plans are delayed or do not succeed

•	we are affected by natural phenomena, including inclement weather, fire, flood and earthquakes

•	our operations are disrupted due to problems with our own or our customers’ facilities, the unavailability of reagents, equipment, operating parts and supplies critical to production, equipment failure, lack of tailings capacity, labour shortages, labour relations issues (including an inability to renew agreements with unionized employees at McArthur River and Key Lake), strikes or lockouts, underground floods, caveins, ground movements, tailings dam failures, transportation disruptions or accidents, or other development and operating risks

•	NUKEM’s actual uranium sales volume, cash flows and revenue in 2013 are lower than expected due to losses in connection with spot market purchases, counterparty default on payment or other obligations, counterparty insolvency or other risks

•	departure of key personnel at NUKEM could have an adverse effect on continuing operations

Material assumptions

•	our expectations regarding sales and purchase volumes and prices for uranium, fuel services and electricity

•	our expectations regarding the demand for uranium, the construction of new nuclear power plants and the relicensing of existing nuclear power plants not being more adversely affected than expected by changes in regulation or in the public perception of the safety of nuclear power plants
•	our expected production level and production costs

•	our decommissioning and reclamation expenses

•	our mineral reserve and resource estimates, and the assumptions upon which they are based, are reliable

•	the geological, hydrological and other conditions at our mines

•	our Cigar Lake development, mining and production plans are successful, including success with the jet boring mining method and processing of the ore, and that we will be able to obtain the additional jet boring systems we require on schedule

•	the success of our McArthur River development, mining and production plans

•	our ability to continue to supply our products and services in the expected quantities and at the expected times

•	our ability to comply with current and future environmental, safety and other regulatory requirements, and to obtain and maintain required regulatory approvals
•	our operations are not significantly disrupted as a result of political instability, nationalization, terrorism, sabotage, blockades, civil unrest, breakdown, natural disasters, governmental or political actions, litigation or arbitration proceedings, the unavailability of reagents, equipment, operating parts and supplies critical to production, labour shortages, labour relations issues (including an inability to renew agreements with unionized employees at McArthur River and Key Lake), strikes or lockouts, underground floods, caveins, ground movements, tailings dam failure, lack of tailings capacity, transportation disruptions or accidents or other development or operating risks

•	NUKEM’s actual uranium sales volume, cash flows and revenue in 2013 will be consistent with our expectations

•	key personnel will remain with NUKEM

Conference call

We invite you to join our third quarter conference call on Wednesday October 30, 2013 at 1:00 p.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (866) 225-0198 (Canada and US) or (416) 340-8061. An operator will put your call through. A live audio feed of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, November 30, 2013 by calling (800) 408-3053 or (905) 694-9451 (Passcode 7039949#)

Additional information

You can find a copy of our third quarter MD&A and interim financial statements on our website at cameco.com, on SEDAR at sedar.com and on EDGAR at sec.gov/edgar.shtml.

Additional information, including our 2012 annual management’s discussion and analysis, annual audited financial statements and annual information form, is available on SEDAR at sedar.com, on EDGAR at sec.gov/edgar.shtml and on our website at cameco.com.

Profile

We are one of the world’s largest uranium producers, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Our uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where we are a limited partner in North America’s largest nuclear electricity generating facility. We also explore for uranium in the Americas, Australia and Asia. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our and Cameco mean Cameco Corporation and its subsidiaries, including NUKEM Energy Gmbh (NUKEM), unless otherwise indicated.

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Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Gord Struthers	(306) 956-6593